Manuel Garciadiaz Elliot M. de Carvalho manuel.garciadiaz@davispolk.com elliot.decarvalho@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017

April 24, 2024

Re:	Lavoro Limited Form 20-F for the Fiscal Year Ended June 30, 2023 Forms 6-K dated November 1, 2023 and March 7, 2024 File No. 001-41635

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Valeria Franks

Suying Li

Ladies and Gentlemen:

On behalf of our client, Lavoro Limited (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated April 11, 2024 (the “Comment Letter”). On November 1, 2023, the Company publicly filed an Annual Report on Form 20-F for the fiscal year ended June 30, 2023 (the “Annual Report”); on November 1, 2023, the Company furnished a Current Report of Foreign Private Issuer on Form 6-K including its earnings release for the fiscal year ended June 30, 2023 (the “FY23 Financial Statements Form 6-K”); and on March 7, 2024, the Company furnished a Current Report of Foreign Private Issuer on Form 6-K including its earnings release for the six-month period ended December 31, 2023 (the “2Q23 Financial Statements Form 6-K”), in each case via the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) to the Commission.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the Company’s response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages in the filed versions of the Annual Report, FY23 Financial Statements Form 6-K or 2Q23 Financial Statements Form 6-K, as applicable.

Form 20-F for the Fiscal Year Ended June 30, 2023

Item 5. Operating and Financial Review and Prospects

Historical Consolidated Statements of Profit or Loss, page 117

1.	In your discussion of year-over-year changes in revenue, cost of goods sold and gross profit, you identify multiple factors for changes in the line items without quantifying the impact of each. Please revise your disclosure to quantify the amount of the changes contributed by each underlying factor that you identified. Refer to Item 5 of Form 20-F.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in future filings, the Company intends to include a discussion quantifying the impact of each of the factors identified as contributing towards changes in its revenue, cost of goods sold and gross profit line items. The Company’s disclosure will be substantially consistent with the revised

April 24, 2024	1

discussion of the factors affecting the Company’s net revenue, cost of goods sold and gross profit in the fiscal year ended June 30, 2023 included as Appendix A hereto.

2.	Please tell us your consideration of providing a discussion of results of operations on a segment basis. Refer to Item 5 of Form 20-F. Please also disclose, with quantification, the business reasons for changes in your non-allocated corporate expenses.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company included in the Annual Report a discussion of its results of operations on a segment basis within its discussion of year-over-year changes in consolidated revenue, cost of goods sold and gross profit. Notwithstanding the foregoing, the Company advises the staff that, in future filings, it intends to modify its discussion of its results of operations on a segment basis such that separate segment discussion is also presented for the remaining line items presented to the Company’s chief operating decision-marker, consistent with note 4 to its audited consolidated financial statements for the fiscal year ended June 30, 2023 included in the Annual Report. The Company’s disclosure will be substantially consistent with the discussion of year-over-year changes in sales, general and administrative expenses, other operating income (expenses), net, finance income, finance costs, current income taxes, deferred income taxes and profit (loss) for the year included as Appendix B hereto.

In addition, the Company advises the Staff that non-allocated corporate expenses only began to be incurred after the incorporation of the Company as a holding company for its operating subsidiaries and the closing of its business combination with TPB Acquisition Corp. I, following which such expenses began to be separately in the segment note of the Company’s audited consolidated financial statements. Notwithstanding the foregoing, in future filings, the Company intends to include a discussion relating to changes in its non-allocated corporate expenses. The Company’s disclosure will be substantially consistent with the discussion of changes in non-allocated corporate expenses for the fiscal year ended June 30, 2023 included as Appendix B hereto.

Form 6-K dated November 1, 2023

Exhibit 99.1

3.	You disclose certain pro forma financial information for the fourth quarters and full fiscal years of FY 2023 and FY 2022. Your reconciliation of Pro Forma Adjusted EBITDA begins with pro forma net profit/loss for the period and includes pro forma non-IFRS adjustments. Please tell us and disclose explicitly whether these amounts are calculated in a manner consistent with the pro forma requirements in Article 11 of Regulation S-X.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company’s Pro Forma Adjusted EBITDA for the three-month periods and the fiscal years ended June 30, 2023 and 2022 was calculated in a manner consistent with the pro forma requirements in Article 11 of Regulation S-X. The Company further advises the staff, that in future filings, the Company will ensure that it will include disclosure explicitly stating whether any pro forma amounts presented were calculated in a manner consistent with the pro forma requirements in Article 11 of Regulation S-X.

April 24, 2024	2

Form 6-K dated March 7, 2024

Exhibit 99.1

FY2Q24 Financial Highlights, page 2

4.	You discuss the changes in Adjusted EBITDA, Adjusted EBITDA margin and Adjusted net profit, non-IFRS measures, without a discussion of the changes in their most directly comparable IFRS measures. Please tell us how you considered the guidance in Rule 100(a) of Regulation G.

Response: The Company respectfully acknowledges the Staff’s comment and advises the staff that, in future filings, the Company intends to include a discussion of the changes in net profit (loss) and net margin for the period, the most directly comparable IFRS measures to Adjusted EBITDA, Adjusted EBITDA margin and Adjusted net profit, with equal or greater prominence than its discussion of changes in Adjusted EBITDA, Adjusted EBITDA margin and Adjusted net profit, consistent with the guidance in Rule 100(a) of Regulation G. The Company’s disclosure will be substantially consistent with the discussion of changes in its consolidated net profit (loss) and net margin in the six-month period ended December 31, 2023 included as Appendix C hereto.

5.	The Adjusted EBITDA at the segment level appears to be a non-IFRS measure. Please tell us your consideration of providing a reconciliation to its directly comparable IFRS measure as required in Rule 100(a) of Regulation G.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in future filings, the Company intends to include a reconciliation of Adjusted EBITDA at the segment level to its most directly comparable IFRS measures, net profit (loss) for the period, consistent with the guidance in Rule 100(a) of Regulation G. The Company’s disclosure will be substantially consistent with the reconciliation of its Adjusted EBITDA at the segment level for the six-month periods ended December 31, 2023 and 2022 included as Appendix D hereto.

* * *

Please do not hesitate to contact me at +1 212-450-6095 or manuel.garciadiaz@davispolk.com or Elliot M. de Carvalho at +1 212-450-6069 or elliot.decarvalho@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Manuel Garciadiaz

cc:	Ruy Cunha, Chief Executive Officer, Lavoro Limited

Julian Garrido Del Val Neto, Chief Financial Officer, Lavoro Limited

André Rizk, Chief Legal and Compliance Officer, Lavoro Limited

Alessandra Aur, Ernst & Young Auditores Independentes S.S. Ltda.

April 24, 2024	3

Appendix A

Revenue

Revenue for the fiscal year ended June 30, 2023 was R$9,347.4 million, an increase of R$1,600.9 million, or 20.7%, from R$7,746.5 million for the fiscal year ended June 30, 2022, which was primarily attributable to:

i.	a R$1,478.1 million increase in revenue from the Brazil Cluster, reaching R$7,829.3 million for the fiscal year ended June 30, 2023. This growth was primarily driven by an increase of R$1,395.2 million, or 25.1%, in input sales, from R$5,555.1 million in the fiscal year ended June 30, 2022, to R$6,950.3 million in the fiscal year ended June 30, 2023, reflecting both organic and inorganic growth. The revenue amount disregards the intersegment elimination related to sales between the Brazil Cluster and the Crop Care Cluster, as outlined in explanatory note 4 of our audited consolidated financial statements;

ii.	a R$39.9 million increase in revenue from the LATAM Cluster, reaching R$1,206.3 million for the fiscal year ended June 30, 2023. This growth mainly resulted from an increase of R$78.9 million, or 7.4%, in input sales, from R$1,066.6 million in the fiscal year ended June 30, 2022, to R$1,145.5 million in the fiscal year ended June 30, 2023, reflecting Lavoro’s both organic and inorganic expansion;

iii.	a R$300.6 million increase in revenue from the Crop Care Cluster, reaching R$632.8 million for the fiscal year ended June 30, 2023, primarily reflecting an increase of R$300.6 million, or 90.5%, in the sales of our private label products, from R$332.2 million in the fiscal year ended June 30, 2022 to R$632.8 million in the fiscal year ended June 30, 2023. The revenue amount disregards the intersegment elimination related to sales between the Brazil Cluster and the Crop Care Cluster, as outlined in explanatory note 4 of our audited consolidated financial statements;

Cost of Goods Sold

Cost of goods sold for the fiscal year ended June 30, 2023, was R$7,616.6 million, an increase of R$1,195.6 million, or 18.6%, from R$6,421.0 million for the fiscal year ended June 30, 2022, which was primarily attributable to:

i.	a R$1,206.3 million increase in the cost of goods sold in the Brazil Cluster, primarily driven by (i) an increase of R$1,204,1 million, or 20.7%, in our cost of inventory, from R$5,824.7 million in the fiscal year ended June 30, 2022 to R$7,028.8 million in the fiscal year ended June 30, 2023, and (ii) an increase of R$1.9 million, or 5.2%, in our freight expenses, from R$37.3 million in the fiscal year ended June 30, 2022 to R$39.2 million in the fiscal year ended June 30, 2023, in each case resulting from higher sales volume. The amount of cost of goods sold disregards intersegment elimination related to sales between the Brazil Cluster and the Crop Care Cluster, as outlined in explanatory note 4 of our audited consolidated financial statements;

ii.	a R$34.0 million increase in the cost of goods sold in the LATAM Cluster, reflecting an increase of R$34.0 million, or 3.5%, in our costs associated with services, from R$967.6 million in the fiscal year ended June 30, 2022 to R$1,001.6 million in the fiscal year ended June 30, 2023;

iii.	a R$140.3 million increase in the cost of goods sold in the Crop Care Cluster, primarily due to (i) an increase of R$124.9 million, or 62.7%, in our cost of inventory, from R$199.2 million in the fiscal year ended June 30, 2022 to R$324.0 million in the fiscal year ended June 30, 2023, and (ii) an increase of R$8.2 million, or 301.5%, in our freight expenses, from R$2.7 million in the fiscal year ended June 30, 2022 to R$11.0 million in the fiscal year ended June 30, 2023, in each case resulting from higher sales volume. The amount of cost of goods sold disregards intersegment elimination related to sales between the Brazil Cluster and the Crop Care Cluster, as outlined in explanatory note 4 of our audited consolidated financial statements;

Gross Profit

As a result of the foregoing, gross profit for the fiscal year ended June 30, 2023 was R$1,730.8 million, an increase of R$405.3 million, or 30.6%, from R$1,325.5 million for the fiscal year ended June 30, 2022.

April 24, 2024	4

This represents a gross margin of 18.5% for the fiscal year ended June 30, 2023, compared to 17.1% for the fiscal year ended June 30, 2022.

Disregarding the intersegment elimination related to sales between the Brazil Cluster and the Crop Care Cluster, as outlined in explanatory note 4 of our audited consolidated financial statements; gross profit in the Brazil Cluster increased by R$271.8 million, reaching R$1,286.0 million for the fiscal year ended June 30, 2023. This resulted in a gross margin of 16.4%, compared to 16.0% for the fiscal year ended June 30, 2022. The 0.4 percentage point margin increase was attributable to a more favorable product mix, successful commercial and procurement strategies, and realized synergies from acquired companies. These factors more than offset a decrease in margins in fertilizers and crop protection products, particularly herbicides, resulting from industry-wide price declines driven in part by excess inventories in the retail channel across the country.

Gross profit in the LATAM Cluster increased by R$6.0 million, reaching R$196.6 million for the fiscal year ended June 30, 2023. This resulted in a gross margin of 16.3%, consistent with the fiscal year ended June 30, 2022. Margins remained unchanged despite a decrease in prevailing crop protection prices and increased competition.

Crop Care Cluster gross profit, disregarding the intersegment elimination related to sales between the Brazil Cluster and the Crop Care Cluster, increased by R$271.8 million, reaching R$1,286.0 million for the fiscal year ended June 30, 2023. Gross profit in the Crop Care Cluster increased by R$160.3 million, reaching R$280.9 million for the fiscal year ended June 30, 2023. This resulted in a gross margin of 44.4%, which was 8.1 percentage points higher than in the fiscal year ended June 30, 2022. The margin increase was attributable to a more favorable product mix and operating leverage resulting from greater absorption of fixed costs.

April 24, 2024	5

Appendix B

Sales, General and Administrative Expenses

Sales, general and administrative expenses for the fiscal year ended June 30, 2023 was R$1,228.1 million, an increase of R$205.7 million, or 20.1%, compared to R$1,022.4 million for the fiscal year ended June 30, 2022, which was mainly attributable to an increase of (i) R$142.6 million in personnel expenses, of which R$21.1 million represents the hiring of RTVs1 and administrative staff resulting from completed acquisitions during the period, (ii) R$9.4 million in allowance for expected credit losses due to sales volume growth, and (iii) R$18.2 million in sales commissions.

Changes in our sales, general and administrative expenses across our reporting segments were as follows:

i.	sales, general and administrative expenses in the Brazil Cluster amounted to R$951.9 million for the fiscal year ended June 30, 2023, an increase of R$142.8 million, or 15.0%, from R$809.1 million for the fiscal year ended June 30, 2022, which was primarily due to an increase of: (i) R$127.4 million in personnel expenses, and (ii) R$21.0 million in commissions;

ii.	sales, general and administrative expenses in the LATAM Cluster amounted to R$120.9 million for the fiscal year ended June 30, 2023, and was unchanged when compared to the fiscal year ended June 30, 2022;

iii.	sales, general and administrative expenses in the Crop Care Cluster amounted to R$151.7 million for the fiscal year ended June 30, 2023, an increase of R$59.4 million, or 64.4%, from R$92.3 million for the fiscal year ended June 30, 2022, which was primarily due to an increase of: (i) R$37.6 million in personnel expenses and (ii) R$9.4 million in allowances for expected credit losses.

Non-allocated corporate sales, general and administrative expenses for the fiscal year ended June 30, 2023, amounted to R$3.6 million, as compared to nil for the fiscal year ended June 30, 2022. This increase was primarily due to R$3.2 million in expenses related to consulting, legal and other services incurred in connection with the Business Combination.

Other Operating (Expenses) Income, Net

We recorded net other operating expenses for the fiscal year ended June 30, 2023 of R$275.8 million, compared to net other operating income of R$56.8 million for the fiscal year ended June 30, 2022. The change was primarily attributable to stock exchange listing expenses of R$319.6 million as a result of the Business Combination, partially offset by an increase of R$11.8 million in other operating income. For more information, see notes 22 and 31 to our audited consolidated financial statements included elsewhere in this annual report.

Changes in our other operating income (expenses), net across our reporting segments were as follows:

i.	net other operating income in the Brazil Cluster amounted to R$48.1 million for the fiscal year ended June 30, 2023, an increase of R$5.5 million, or 12.9%, from net other operating income of R$42.6 million for the fiscal year ended June 30, 2022. This increase was primarily due to a R$12.8 million tax benefit that allowed us to deduct PIS and COFINS taxes in the calculation of our revenue;

ii.	net other operating expenses in the LATAM Cluster amounted to R$1.6 million for the fiscal year ended June 30, 2023, a decrease of R$4.4 million, or 73.0%, from net other operating expenses of R$6.1 million for the fiscal year ended June 30, 2022. This decrease was primarily due to a R$2.6 million decrease in expenses in the fiscal year ended on June 2023, as a result of a a commercial collaboration agreement that was terminated during the fiscal year ended June 30, 2022;

1 Representante Técnico de Vendas (RTV), or technical sales representatives.

April 24, 2024	6

iii.	net other operating income in the Crop Care Cluster amounted to R$1.5 million for the fiscal year ended June 30, 2023, a decrease of R$18.7 million, or 92.5%, from R$20.2 million for the fiscal year ended June 30, 2022. This decrease was primarily due to a gain on bargain purchases of R$18.3 million recorded in the fiscal year ended June 30, 2022, which did not recur in the fiscal year ended June 30, 2023. The recorded gain on bargain purchases was the difference between the fair value of Union Agro’s net assets and the consideration Crop Care paid for such assets.

Non-allocated corporate net other operating expenses for the fiscal year ended June 30, 2023 amounted to R$323.8 million, as compared to nil for the fiscal year ended June 30, 2022, and was primarily attributable to stock exchange listing expenses of R$319.6 million as a result of the Business Combination.

Finance Income

Finance income for the fiscal year ended June 30, 2023 was R$371.1 million, a decrease of R$55.9 million, or 13.1%, from R$426.9 million for the fiscal year ended June 30, 2022, which was primarily attributable to a decrease of R$157.1 million in interest income from receivables from revenue contracts as a result of a lower volume of financing provided to customers. This was partially offset by a R$79.4 million increase in gains on changes in fair value of derivative instruments in the fiscal year ended June 30, 2023 compared to the same period in 2022.

Changes in our finance income across our reporting segments were as follows:

i.	finance income in the Brazil Cluster amounted to R$360.3 million for the fiscal year ended June 30, 2023, a decrease of R$48.8 million, or 11.9%, from R$409.1 million for the fiscal year ended June 30, 2022, which was primarily due to: (i) a R$143.7 million decrease in interest income from receivables from revenue contracts and (ii) a R$76.2 million increase in gains on changes in fair value of derivative instruments;

ii.	finance income in the LATAM Cluster amounted to R$0.2 million for the fiscal year ended June 30, 2023, and were stable when compared to R$0.1 million for the fiscal year ended June 30, 2022;

iii.	finance income in the Crop Care Cluster amounted to R$6.8 million for the fiscal year ended June 30, 2023, a decrease of R$10.9 million, or 61.8%, from R$17.8 million for the fiscal year ended June 30, 2022, which was primarily due to: (i) a R$13.4 million decrease in interest income from receivables from revenue contracts, and (ii) a R$4.5 million increase in gains on changes in fair value of derivative instruments.

Non-allocated corporate finance income for the fiscal year ended June 30, 2023 amounted to R$4.1 million, as compared to nil for the fiscal year ended June 30, 2022, and was primarily attributable to a R$3.8 million increase in gains on changes in the fair value of warrants.

Finance Costs

Finance costs for the fiscal year ended June 30, 2023 were R$988.9 million, an increase of R$342.5 million, or 53.0%, from R$646.4 million for the fiscal year ended June 30, 2022, which was primarily attributable to: (i) an increase of R$245.5 million in interest on borrowings, mainly due to an increase in our total indebtedness; and (ii) an increase of R$91.9 million in loss on fair value of commodity forward contracts as a result of declining commodity prices.

Changes in our finance costs across our reporting segments were as follows:

i.	finance costs in the Brazil Cluster amounted to R$885.4 million for the fiscal year ended June 30, 2023, an increase of R$264.0 million, or 42.5%, from R$621.4 million for the fiscal year ended June 30, 2022, which was primarily due to: (i) an increase of R$197.6 million in interest on borrowings, mainly due to an increase in our total indebtedness; and (ii) an increase of R$91.9 million in loss on fair value of commodity forward contracts as a result of a decline in commodity prices;

April 24, 2024	7

ii.	finance costs in the LATAM Cluster amounted to R$15.3 million for the fiscal year ended June 30, 2023, an increase of R$5.6 million, or 57.8%, from R$9,7 million for the fiscal year ended June 30, 2022, which was primarily due to an increase of R$8 million in interest on borrowings as a result of the increase in our total indebtedness;

iii.	finance costs in the Crop Care Cluster amounted to R$55.2 million for the fiscal year ended June 30, 2023, an increase of R$39.9 million, or 260.8%, from R$15.3 million for the fiscal year ended June 30, 2022, which was primarily due to an increase of R$43.6 million in interest on borrowings as a result of the increase in our total indebtedness;

Non-allocated corporate finance costs for the fiscal year ended June 30, 2023 amounted to R$33.0 million, as compared to nil for the fiscal year ended June 30, 2022, and was primarily attributable to a R$33.0 million increase in foreign exchange differences due to the cash received in connection with the Business Combination.

Current Income Taxes

We recorded a current income tax credit for the fiscal year ended June 30, 2023, of R$37.5 million, compared to a current income tax expense of R$111.4 million for the fiscal year ended June 30, 2022, which was primarily attributable to a tax benefit that allowed us to deduct ICMS taxes in the calculation of our income taxes. For more information, see notes 10 and 23 to our audited consolidated financial statements included elsewhere in this annual report.

Changes in our current income taxes across our reporting segments were as follows:

i.	current income tax credit in the Brazil Cluster amounted to R$104.2 million for the fiscal year ended June 30, 2023, a variation of R$180.1 million as compared to a current income expense of R$75.8 million for the fiscal year ended June 30, 2022, which was primarily due to a R$244.7 million tax benefit that allowed us to deduct ICMS taxes in the calculation of our income taxes;

ii.	current income taxes in the LATAM Cluster amounted to R$27.2 million for the fiscal year ended June 30, 2023, an increase of R$5.5 million, or 24.5%, from R$21.7 million for the fiscal year ended June 30, 2022, primarily due to (i) an 8.6% increase of profit before taxes in this segment, and (ii) an increase in the tax imposed by the Colombian government for the fiscal year ended June 30, 2023;

iii.	current income taxes in the Crop Care Cluster amounted to R$39.5 million for the fiscal year ended June 30, 2023, an increase of R$25.6 million, or 183%, from R$13.9 million for the fiscal year ended June 30, 2022, which was primarily due to a R$300.6 million increase in our pre-tax revenue in the fiscal year ended June 30, 2023.

Deferred Income Taxes

Deferred income tax gain for the fiscal year ended June 30, 2023, was R$134.8 million, an increase of R$56.0 million, or 71.1%, from R$78.7 million for the fiscal year ended June 30, 2022, which was primarily attributable to an increase in the recognition of deferred tax assets arising from: (i) tax losses, which increased by R$73.7 million and (ii) the adjustment to present value of trade receivables and trade payables, which decreased by R$26.4 million.

Changes in our deferred income taxes across our reporting segments were as follows:

i.	deferred income taxes in the Brazil Cluster amounted to R$104.1 million for the fiscal year ended June 30, 2023, an increase of R$23.9 million, or 29.8%, from R$80.1 million for the fiscal year ended June 30, 2022, which was primarily due to: (i) an increase in our tax losses by R$59.8 million, (ii) the adjustment to present value of trade receivables and trade payables, which increased by R$21 million, and (iii) the fair value of the commodity forward contracts, which increased R$33 million;

ii.	deferred income taxes in the LATAM Cluster amounted to R$5 million for the fiscal year ended June 30, 2023, an increase of R$3.9 million, or 393.0%, from R$1.1 million for the fiscal year

April 24, 2024	8

ended June 30, 2022, primarily due to an increase in provisions for non-deductible securities in the 2023 season crop and an uptick in expenses resulting from the impairment of our portfolio and inventory;

iii.	deferred income tax in the Crop Care Cluster amounted to R$14.5 million for the fiscal year ended June 30, 2023, reflecting a positive variation of R$16.7 million from a deferred expense of R$2.0 million for the fiscal year ending June 30, 2022, which was primarily due to the recognition of deferred tax assets without offsetting tax loss carryforwards from previous periods, particularly with respect to one of our subsidiaries in the Crop Care Cluster, which accounted for a R$10.0 million increase.

Profit (loss) for the Year

Due to the foregoing, we recorded a loss for the fiscal year ended June 30, 2023 of R$218.7 million, compared to a profit of R$107.8 million for the fiscal year ended June 30, 2022. Disregarding the intersegment elimination related to sales between the Brazil Cluster and the Crop Care Cluster, as outlined in explanatory note 4 of our audited consolidated financial statements:

i.	the Brazil Cluster recorded a profit for the fiscal year ended June 30, 2023 of R$65.5 million, an increase of R$31.1 million, or 90.4%, from R$34.4 million for the fiscal year ended June 30, 2022. This growth reflected the 54.3% increase in operating profit, which reached R$134.5 million, and an income tax gain of R$204.4 million; offsetting the R$307.8 million financial costs increase;

ii.	the LATAM Cluster recorded a profit for the fiscal year ended June 30, 2023 of R$36.4 million, an increase of R$3.2 million, or 9.6%, from R$33.2 million for the fiscal year ended June 30, 2022. This growth reflected the 16% increase in operating profit, which reached R$10.3 million, offsetting income tax expenses of R$1.3 million and the R$5.7 million increase in financial costs.

iii.	the Crop Care Cluster recorded a profit for the fiscal year ended June 30, 2023 of R$57.3 million, an increase of R$17.1 million, or 43%, from R$40.2 million for the fiscal year ended June 30, 2022. This growth reflected the 169% increase in operating profit, which reached R$82.2 million, offsetting income tax expenses of R$9.1 million and the R$55,8 million increase in financial costs.

Non-allocated corporate expenses accounted for a R$356.3 million loss in the fiscal year ended June 30, 2023, mainly due to the R$319.6 million in listing expenses incurred in the period, as compared to nil for the fiscal year ended June 30, 2022.

April 24, 2024	9

Appendix C

FY2Q24 Financial Highlights

Net profit (loss) varied from a net profit of R$185.8 million in 2Q23 to R$9.3 million in 2Q24, with net margin varying from 5.8% in 2Q23 to 0.3% in 2Q24, reflecting the (i) gross margin compression detailed above; (ii) a year-over-year increase in the SG&A (excluding D&A) due to higher personnel costs associated with newly hired RTVs that have yet to contribute to sales, and an increase in the allowance for expected credit losses; and (iii) higher financial costs (R$(16.8) million) due to higher interest expenses on trade payables, as partially offset by a positive contribution from income tax (R$55.4 million).

April 24, 2024	10

Appendix D

Brazil Ag Retail - Reconciliation	2Q23	2Q24	1H23	1H24
(in millions of BRL)

Net Profit (loss) for the period	145.8	(25.6)	192.3	(99.6)
(+) Income taxes, current and deferred	0.7	(44.5)	(63.8)	(130.4)
(+) Finance income (costs)	159.2	163.7	297.6	285.6
(+) Depreciation and amortization²	31.1	24.6	69.6	66.2
(+) Share of profit of an associate	—	2.8	—	4.3
EBITDA	336.8	121.1	495.7	126.0
(+) Adjustment items³	1.5	11.2	15.7	29.3
Adjusted EBITDA	338.3	132.3	511.4	155.3

Latam Ag Retail - Reconciliation	2Q23	2Q24	1H23	1H24
(in millions of BRL)

Net Profit (loss) for the period	19.1	9.2	29.1	14.1
(+) Income taxes, current and deferred	9.8	6.7	16.4	8.9
(+) Finance income (costs)	4.4	4.4	7.4	9.8
(+) Depreciation and amortization²	2.2	2.8	5.8	5.6
(+) Share of profit of an associate	—	—	—	—
EBITDA	35.6	23.1	58.7	38.4
(+) Adjustment items³	1.8	—	1.8	—
Adjusted EBITDA	37.4	23.1	60.5	38.4

Crop Care - Reconciliation	2Q23	2Q24	1H23	1H24
(in millions of BRL)

Net Profit (loss) for the period	51.6	57.6	90.2	67.3
(+) Income taxes, current and deferred	17.8	5.1	31.0	4.5
(+) Finance income (costs)	4.2	10.6	10.7	23.2
(+) Depreciation and amortization²	3.8	7.4	6.3	13.3
(+) Share of profit of an associate	—	(1.4)	—	(1.9)
EBITDA	77.4	79.3	138.2	106.3
(+) Adjustment items³	1.6	0.9	2.2	2.0
Adjusted EBITDA	79.0	80.2	140.4	108.4

Corporate & Intercompany Eliminations¹ - Reconciliation	2Q23	2Q24	1H23	1H24
(in millions of BRL)

Net Profit (loss) for the period	(30.7)	(32.1)	(47.7)	(43.6)
(+) Income taxes, current and deferred	(15.8)	(9.9)	(24.6)	(11.2)
(+) Finance income (costs)	—	5.9	—	(4.9)
(+) Depreciation and amortization²	—	—	—	—
(+) Share of profit of an associate	—	(0.6)	—	(0.6)
EBITDA	(46.5)	(36.7)	(72.2)	(60.3)
(+) Adjustment items³	—	—	—	14.9
Adjusted EBITDA	(46.5)	(36.7)	(72.2)	(45.4)

April 24, 2024	11

Brazil Ag Retail - Reconciliation	2Q23	2Q24	1H23	1H24
(in millions of US dollars)

Net Profit (loss) for the period	27.7	(5.2)	36.7	(20.2)
(+) Income taxes, current and deferred	0.1	(9.0)	(12.1)	(26.7)
(+) Finance income (costs)	30.2	33.0	56.6	57.5
(+) Depreciation and amortization²	5.9	5.0	13.2	13.5
(+) Share of profit of an associate	—	0.6	—	0.9
EBITDA	64.0	24.4	94.4	24.9
(+) Adjustment items³	0.3	2.3	3.0	6.0
Adjusted EBITDA	64.3	26.7	97.4	30.9

Latam Ag Retail - Reconciliation	2Q23	2Q24	1H23	1H24
(in millions of US dollars)

Net Profit (loss) for the period	3.6	1.9	5.5	2.9
(+) Income taxes, current and deferred	1.9	1.3	3.1	1.8
(+) Finance income (costs)	0.8	0.9	1.4	2.0
(+) Depreciation and amortization²	0.4	0.6	1.1	1.1
(+) Share of profit of an associate	—	—	—	(0.0)
EBITDA	6.8	4.7	11.2	7.8
(+) Adjustment items³	0.3	—	0.3	—
Adjusted EBITDA	7.1	4.7	11.5	7.8

Crop Care - Reconciliation	2Q23	2Q24	1H23	1H24
(in millions of US dollars)

Net Profit (loss) for the period	9.8	11.6	17.2	13.5
(+) Income taxes, current and deferred	3.4	1.0	5.9	0.9
(+) Finance income (costs)	0.8	2.1	2.1	4.7
(+) Depreciation and amortization²	0.7	1.5	1.2	2.7
(+) Share of profit of an associate	—	(0.3)	—	(0.4)
EBITDA	14.7	16.0	26.4	21.4
(+) Adjustment items³	0.3	0.2	0.4	0.3
Adjusted EBITDA	15.0	16.2	26.8	21.7

Corporate & Intercompany Eliminations¹ - Reconciliation	2Q23	2Q24	1H23	1H24
(in millions of US dollars)

Net Profit (loss) for the period	(5.8)	(6.5)	(9.1)	(8.8)
(+) Income taxes, current and deferred	(3.0)	(2.0)	(4.7)	(2.3)
(+) Finance income (costs)	—	1.2	—	(1.0)
(+) Depreciation and amortization²	—	—	—	—
(+) Share of profit of an associate	—	(0.1)	—	(0.1)
EBITDA	(8.8)	(7.4)	(13.7)	(12.2)
(+) Adjustment items³	—	—	—	3.6
Adjusted EBITDA	(8.8)	(7.4)	(13.7)	(8.6)

April 24, 2024	12

(1)	Intercompany eliminations represent sales between Crop Care and Brazil Ag Retail.

(2)	Depreciation & amortization, which includes the fair value adjustment on inventory sold from acquired companies, a non-cash expense resulting from purchase price allocation of past acquisitions.

(3)	Adjustment items refer to items such as M&A expenses, stock-based compensation, DeSPAC related bonus, related party consultancy services and gain on bargain purchases.

Note that starting with our Form 6-K dated November 1, 2023 and onwards, we renamed our segments from Brazil Cluster, Latam Cluster, and Crop Care Cluster to Brazil Ag Retail, Latam Ag Retail and Crop Care, respectively, to be clearer regarding the region and business function that they are performing. There is no change to the scope of their operations.

April 24, 2024	13